UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[   ]  Form 10-K [   ] Form 20-F [   ] Form 11-K [X] Form 10-Q [   ] Form N-SAR [   ] Form N-CSR

For the Period ended June 30, 2006

[   ] Transition Report on Form 10-KSB
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-QSB
[   ] Transition Report on Form N-SAR
For the Transition Period Ended

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Full Name of Registrant	Axion Power International, Inc.

Former Name if Applicable	N/A
Address of Principal Executive Office	100 Caster Avenue
City, State, Zip Code	Woodbridge, Ontario, Canada L4L 5Y9

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following information should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

On May 3, 2006, we filed Post-effective Amendment No. 2 to our Form S-1 Registration Statement under the Securities Act of 1933 for the purpose of registering the resale of 1,627,500 shares of common stock held by the Trust for the Benefit of the Shareholders of Mega-C Power Corporation. On May 12, 2006, we were advised by the SEC that the amendment would be held in abeyance while the SEC’s accounting staff conducted a detailed review of our audited financial statements for the years ended December 31, 2003, 2004 and 2005 and our unaudited interim financial statements for the periods ended March 31, June 30 and September 30, 2004 and 2005 and March 31, 2006. As is typical in such reviews, the SEC’s accounting staff raised a number of issues that our management, lawyers and auditors have been diligently working to address.

On August 9, 2006, our audit committee concluded that certain notes receivable from Mega-C Power Corporation should have been impaired for reporting purposes as of June 30, 2004 and for all subsequent reporting periods. Accordingly, the audit committee concluded that our previously issued audited financial statements for the years ended December 31, 2004 and 2005 and our previously issued unaudited interim financial statements for the period ended June 30, 2004 and all subsequent interim periods should be restated.

The audit committee is continuing its investigation of the remaining issues raised by the SEC staff and its evaluation of the nature and extent of any revised accounting treatment that may be necessary. Because the SEC review is ongoing and the scope of the audit committee’s investigation is evolving, we are unable to predict whether additional restatements will be required; the amount of the potential charges and accounting impact; or which periods may ultimately require restatement. Accordingly, we are unable to calculate the impact of the planned restatements before the filing due date for the Form 10-QSB without unreasonable effort or expense.

We will make every reasonable effort to file the Form 10-QSB no later than the 5th calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Peter Roston, Chief Financial Officer (905) 264-1991

(Name) (Telephone)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

 [X] Yes[  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [X] Yes[  ] No

We had no revenues and reported deficit accumulated during the development stage of approximately ($3.6 million) for the six months ended June 30, 2005. After giving effect to preferred stock dividends and beneficial conversion features, the net loss available to common shareholders was approximately ($6.4 million) or ($0.45) per share.

Our reported deficit accumulated during the development stage for the three- and six-months ended June 30, 2006 is expected to be substantially lower than the amounts reported for the comparable periods in 2005 because of decreased spending for administrative expenses; decreased spending for research and development expenses; and decreased expenses associated with nonrecurring equity transactions. We expect to report net losses available to common shareholders of approximately ($1.7 million) and ($3.3 million), respectively, for the three- and six-month periods ended June 30, 2006.

Axion Power International, Inc. has caused this notification to be filed on its behalf by the undersigned thereunto duly authorized
Dated: August 14, 2006	By: /s/
Thomas Granville, Chief Executive Officer